Form 51-102F3
Material Change Report

Item 1.  Name and Address of Company

SilverCrest Metals Inc. (the "Company" or "SilverCrest")

Suite 501, 570 Granville Street

Vancouver, British Columbia

V6C 3P1 Canada

Item 2. Date of Material Change

December 31, 2020

Item 3. News Release

The News Release dated January 4, 2021 was disseminated through PR Newswire.

Item 4. Summary of Material Change

The Company announced that its Canadian subsidiary, NorCrest Metals Inc., entered into a credit agreement with an affiliate of RK Mine Finance to provide a secured project financing facility for a total of US$120 million for the purpose of funding the construction of Las Chispas.  Concurrently, one of the Company's Mexican subsidiaries entered into a fixed price Engineering, Procurement and Construction contract with Ausenco Engineering Canada Inc. and one of its affiliates for construction of the Las Chispas process plant.

Item 5.1  Full Description of Material Change

The Company announced that its Canadian subsidiary, NorCrest Metals Inc.,  entered into a credit agreement (the "Credit Agreement") with an affiliate of RK Mine Finance ("RK") to provide a secured project financing facility (the "Facility") for a total of US$120 million for the purpose of funding the construction of Las Chispas. Concurrently, one of the Company's Mexican subsidiaries has entered into a fixed price Engineering, Procurement and Construction contract (the "EPC Contract") with Ausenco Engineering Canada Inc. ("Ausenco"), and one of its affiliates, for construction of the Las Chispas process plant.  While the Feasibility Study is still pending finalization by Ausenco, with announcement of results targeted for late January 2021, SilverCrest is confident entering into the Credit Agreement and the EPC Contract based on the substantial feasibility information currently available.  However, in the absence of a feasibility study of mineral reserves demonstrating economic and technical viability, there is increased uncertainty and historically a higher economic and technical risk of failure associated with the development of a commercially mineable deposit until such time as the Feasibility Study has been completed.  See "EPC Contract and Feasibility Study" below.

Highlights:

Project Finance Facility

  US$120 million Facility with a total cost of capital of approximately 10% (refer to details below);
  Facility does not require mandatory hedging, cash sweeps, offtakes, production linked payments or equity issuances as part of its structure;
  US$30 million of the Facility has been drawn, and subsequent drawdowns are available upon satisfaction of certain customary conditions precedent.  Drawdowns are not tied to any construction milestones;
  Facility has a four-year term with a 20-month availability period if 50% of the Facility is drawn or committed to be drawn within six months (June 30, 2021) and 75% of the Facility is drawn within 12 months (December 31, 2021);
  Up to US$30 million of the Facility can be used for exploration and regional acquisitions; and
  US$90 million remaining on the Facility, plus estimated cash at year-end of US$135 million, will provide a substantial component of funding for construction, exploration and regional growth initiatives.

EPC Contract

  Lump sum turnkey price of US$76.5 million will include construction of a 1,250 tonne per day process plant at Las Chispas;
  Execution of Ausenco's scope of work will begin in February 2021, and commissioning of the process plant is targeted for Q2 2022, with production ramp-up starting in Q3 2022;
  The construction execution plan includes stringent COVID-19 protocols including the use of a confined single room occupancy camp, designed to limit the potential for a virus outbreak at the site and in the local communities; and
  The EPC Contract represents a portion of the total scope of the planned construction but does not include development of the underground mine, confined camp, powerline, dry stack tailings facility, establishment of an analytical laboratory in the local community or the owner's site costs.

Project Finance Facility

Key terms of the Credit Agreement include:

  US$120 million facility with initial 25% drawdown complete at close on December 31, 2020 ("Closing")
    Subsequent drawdowns available upon satisfaction of certain customary conditions precedent, but subsequent drawdowns are not tied to any construction milestones
  No requirement for hedging, cash sweeps, offtakes, production linked payments, shares or warrants
  Term of four years
    Principal repaid on the fourth anniversary of Closing (December 31, 2024)
    Voluntary prepayment at any time, subject to prepayment fee (4% before year 1; 3% for years 1 to 3; and 1.5% beyond year 3)
  The Facility has an availability period of up to 20 months if:
    50% or greater of the Facility is drawn or committed to be drawn within six months of Closing, and

  75% or greater of the Facility is drawn within 12 months of Closing
  Interest rate of 6.95% plus the greater of 3-month LIBOR (or agreed upon equivalent) or 1.5%
    Interest payable quarterly, with option to accrue during the availability period
  3% arrangement fee paid upon Closing of the Credit Agreement
  Up to US$30 million of the Facility can be used for exploration and acquisitions within Sonora, Mexico

EPC Contract and Feasibility Study

The EPC Contract with Ausenco locks in a fixed price of US$76.5 million for construction of a 1,250 tonne per day process plant at Las Chispas. Ausenco will begin construction in February 2021, as the SilverCrest managed earthworks program for the process plant nears completion.  Commissioning of the process plant is targeted for Q2 2022 and production ramp-up is slated to begin in Q3 2022.

Ausenco is completing the Las Chispas Feasibility Study and progressing detailed engineering and the construction management plan.  Detailed engineering is progressing well at approximately 60% completion and procurement of long lead items started in Q4 2020. Advancing these programs in parallel has allowed Ausenco to develop comprehensive capital and operating cost estimates for Las Chispas while progressing detailed engineering beyond what is customary at a Feasibility Study level.  The disruption caused by the COVID-19 pandemic also allowed SilverCrest to initiate an Early Works program tailored to further reduce project execution risks.  This program included the earthworks package, the water pumping system, and the first phase of the construction camp.  The advancement of the Early Works program coupled with the fixed price nature of the EPC Contract reduces many common construction, and market-related risks.

Beyond the tasks included in the EPC Contract, the remaining initial capital costs anticipated for Las Chispas construction will include:

  Development costs of the underground mine;
  Owner's site costs;
  On-site infrastructure including Phase 2 of the confined construction camp, a bridge and the filtered (dry-stack) tailings system facility;
  A new 33 kV, 49 km long powerline to replace the proposed diesel power generation, originally contemplated in the Las Chispas 2019 Preliminary Economic Assessment, effective May 15, 2019, as amended July 19, 2019, to provide better long-term economics and a reduction in greenhouse gas-emissions; and
  An analytical laboratory located in the community, instead of on-site, to provide additional local employment.

Details of the costs beyond the EPC contract will be presented in the upcoming Feasibility Study.

In the absence of the Feasibility Study of mineral reserves demonstrating economic and technical viability, there remains increased uncertainty and historically a higher economic and technical risk of failure associated with the development of a commercially mineable deposit until such time as the Feasibility Study has been completed.  These risks include, among others, areas that are analyzed in detail in a feasibility study, such as applying economic analysis to resources and reserves, more detailed metallurgy and a number of specialized studies in areas such as mining and recovery methods, market analysis, and environmental and community impacts.

Item 5.2 Disclosure for Restructuring Transactions

 Not applicable.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

 Not applicable.

Item 7. Omitted Information

 Not applicable.

Item 8. Executive Officer

      Anne Yong, Chief Financial Officer

      Telephone:  (604) 694-1730

Item 9. Date of Report

      January 8, 2021